Andre Zerwer, P.Eng.
BGC Engineering Inc.
Unit 265, Rainbow Centre, 40 Elm St.
Sudbury, Ontario
P3C 1S8

CONSENT of QUALIFIED PERSON

I, Andre Zerwer, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 29 March 2022

/s/ Andre Zerwer
Andre Zerwer, P.Eng.
Principal Geotechnical Engineer
BGC Engineering Inc.